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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PDF Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

693282 10 5

(Cusip Number)

January 21, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 693282 10 5

1.	Name of Reporting Person: Telos Venture Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
5.	Sole Voting Power:
405,468 shares, except that Telos Management LLC ("LLC") may be deemed to have sole voting power with respect to such shares, and Bruce R. Bourbon ("Bourbon")
and Athanasios Kalekos ("Kalekos"), the managing members of LLC, may be deemed to have shared voting power with respect to such shares.

		6.	Shared Voting Power: See response to Row 5.

7.	Sole Dispositive Power:
405,468 shares, except that LLC may be deemed to have sole dispositive power with respect to such shares, and Bourbon and Kalekos may be deemed to have shared dispositive power with respect to such shares.

		8.	Shared Dispositive Power: See response to Row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 405,468

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.753%

12.	Type of Reporting Person: PN

13G
CUSIP No. 693282 10 5

1.	Name of Reporting Person: Telos Management LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
5.	Sole Voting Power:
405,468 shares, all of which are directly owned by Telos Venture Partners, L.P. ("Telos").
LLC is the general partner of Telos and may be deemed to have sole voting power with respect to such shares, and Bourbon and Kalekos, the managing members of LLC, may be deemed to have shared voting power with respect to such shares.

		6.	Shared Voting Power: See response to Row 5.

7.	Sole Dispositive Power:
405,468 shares, all of which are directly owned by Telos, except that LLC may be deemed to have sole dispositive power with respect to such shares, and Bourbon and Kalekos may be deemed to have shared dispositive power with respect to such shares.

		8.	Shared Dispositive Power: See response to Row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 405,468

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.753%

12.	Type of Reporting Person: OO

13G
CUSIP No. 693282 10 5

1.	Name of Reporting Person: Bruce R. Bourbon		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

6.	Shared Voting Power:
405,468 shares, all of which are directly owned by Telos. Bourbon is a managing member of LLC, the general partner of Telos, and may be deemed to have shared voting power with respect to such shares.

		7.	Sole Dispositive Power: 0 shares

8.	Shared Dispositive Power:
405,468 shares, all of which are directly owned by Telos. Bourbon is a managing member of LLC, the general partner of Telos, and may be deemed to have shared dispositive power with respect to such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 405,468

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.753%

12.	Type of Reporting Person: IN

13G
CUSIP No. 693282 10 5

1.	Name of Reporting Person: Athanasios Kalekos		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Greek Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

6.	Shared Voting Power:
405,468 shares, all of which are directly owned by Telos. Kalekos is a managing member of LLC, the general partner of Telos, and may be deemed to have shared voting power with respect to such shares.

		7.	Sole Dispositive Power: 0 shares

8.	Shared Dispositive Power:
405,468 shares, all of which are directly owned by Telos. Kalekos is a managing member of LLC, the general partner of Telos, and may be deemed to have shared dispositive power with respect to such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 405,468

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.753%

12.	Type of Reporting Person: IN

13G

Item 1.
	(a)	Name of Issuer:
PDF Solutions, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
333 West San Carlos Street, Suite 700, San Jose, CA 95110

Item 2.
	(a)	Name of Person Filing:
This statement is being filed by Telos Venture Partners, L.P. ("Telos"), Telos Management LLC ("LLC"), Bruce
R. Bourbon ("Bourbon") and Athanasios Kalekos ("Kalekos"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons".
LLC is the general partner of Telos, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Telos.
Bourbon and Kalekos are the managing members of LLC may be
deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by Telos.
	(b)	Address of Principal Business Office or, if none, Residence:
835 Page Mill Road Palo Alto, CA 94304
	(c)	Citizenship:
Telos is a California limited partnership, LLC is a California limited liability company, Bourbon is a United States citizen and Kalekos is a Greek citizen.
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
693282 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
405,468
(b) Percent of class:
1.753%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See Row 5 of the cover page for each Reporting Person
(ii) Shared power to vote or to direct the vote:
See Row 6 of the cover page for each Reporting Person
(iii) Sole power to dispose or to direct the disposition of:
See Row 7 of the cover page for each Reporting Person
(iv) Shared power to dispose or to direct the disposition of:
See Row 8 of the cover page for each Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003

Telos Venture Partners, L.P.	/s/ Bruce R. Bourbon

Managing Member of the General Partner, Telos Management LLC

Telos Management LLC	/s/ Bruce R. Bourbon

Managing Member

Athanasios Kalekos	/s/ Athanasios Kalekos

Managing Member

Bruce R. Bourbon	/s/ Bruce R. Bourbon

     EXHIBIT INDEX

Exhibit

Exhibit A: Agreement of Joint Filing

Exhibit B: Power of Attorney

EXHIBIT A

Agreement of Joint Filing

     The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of PDF Solutions, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2003

Telos Venture Partners, L.P.	/s/ Bruce R. Bourbon

Managing Member of the General Partner, Telos Management LLC

Telos Management LLC	/s/ Bruce R. Bourbon

Managing Member

Athanasios Kalekos	/s/ Athanasios Kalekos

Managing Member

Bruce R. Bourbon	/s/ Bruce R. Bourbon

EXHIBIT B

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bruce R. Bourbon, his attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign this Schedule 13G and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: February 13, 2003

SIGNATURE	TITLE

/s/ Athanasios Kalekos Athanasios Kalekos	Managing Member, Telos Management LLC